                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                          BIRMINGHAM STEEL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    091250100
                                 (CUSIP Number)

                               Gene T. Price, Esq.
                                Burr & Forman LLP
                           Suite 3100 SouthTrust Tower
                           420 North Twentieth Street
                              Birmingham, AL 35203
                                 (205) 251-3000
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  July 19, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 091250100

         1.       Name of Reporting Person:  The United Company
                                             IRS Identification No. 54-1120913

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Virginia


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                0


         8.       Shared Voting Power:      1,819,400


         9.       Sole Dispositive Power:           0


         10.      Shared Dispositive Power: 1,819,400


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,819,400


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [ ]


         13.      Percent of Class Represented by Amount in Row (11):  6.1%

         14.      Type of Reporting Person:          HC

CUSIP No. 091250100

         1.       Name of Reporting Person:   United Management Company LLC
                                              IRS Identification No. 54-1884068

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                0


         8.       Shared Voting Power:      1,949,200


         9.       Sole Dispositive Power:           0


         10.      Shared Dispositive Power: 1,949,200


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,949,200


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11): 6.6%


         14.      Type of Reporting Person:          OO

CUSIP No. 091250100

         1.       Name of Reporting Person:   United Opportunities Fund, LLC
                                              IRS Identification No. 54-1886995

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:   OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:        Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                0


         8.       Shared Voting Power:      1,629,300


         9.       Sole Dispositive Power:           0


         10.      Shared Dispositive Power: 1,629,300


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,629,300


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11): 5.5%


         14.      Type of Reporting Person:          OO

CUSIP No. 091250100

         1.       Name of Reporting Person:   The Summit Fund, LLC
                                              IRS Identification No. 54-1897775

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:              0


         8.       Shared Voting Power:      190,100


         9.       Sole Dispositive Power:         0


         10.      Shared Dispositive Power: 190,100


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     190,100


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [  ]


         13.      Percent of Class Represented by Amount in Row (11):  0.6%


         14.      Type of Reporting Person:          OO

CUSIP No. 091250100

         1.       Name of Reporting Person: UC Investment Trust
                                            IRS Identification No. 54-1901936

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       Ohio


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:             0


         8.       Shared Voting Power:      90,800


         9.       Sole Dispositive Power:        0


         10.      Shared Dispositive Power: 90,800


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:    90,800


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):  0.3%


         14.      Type of Reporting Person:      OO

CUSIP No. 091250100

         1.       Name of Reporting Person: Nicholas D. Street

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  PF; AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:           10,000


         8.       Shared Voting Power:      1,953,200


         9.       Sole Dispositive Power:      10,000


         10.      Shared Dispositive Power: 1,953,200


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,963,200


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):   6.6%


         14.      Type of Reporting Person:          IN

CUSIP No. 091250100

         1.       Name of Reporting Person:  James W. McGlothlin

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                0


         8.       Shared Voting Power:      1,974,200


         9.       Sole Dispositive Power:           0


         10.      Shared Dispositive Power: 1,974,200


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     1,974,200


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):  6.7%


         14.      Type of Reporting Person:          IN

CUSIP No. 091250100

         1.       Name of Reporting Person:          Lois A. Clarke

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  PF; AF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:        3,600


         8.       Shared Voting Power:          0


         9.       Sole Dispositive Power:   3,600


         10.      Shared Dispositive Power:     0


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:         3,600


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):
                  less than 0.1 %


         14.      Type of Reporting Person:          IN

CUSIP No. 091250100

         1.       Name of Reporting Person:  James A. Todd, Jr.

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  PF; OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:        119,054


         8.       Shared Voting Power:       74,549


         9.       Sole Dispositive Power:   119,054


         10.      Shared Dispositive Power:  74,549


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     193,603


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [  ]


         13.      Percent of Class Represented by Amount in Row (11):  0.7%


         14.      Type of Reporting Person: IN

CUSIP No. 091250100

         1.       Name of Reporting Person:  Mark A. Todd

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  PF; OO


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:       United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:        12,529


         8.       Shared Voting Power:      94,220


         9.       Sole Dispositive Power:   12,529


         10.      Shared Dispositive Power: 94,220


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     106,749


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):  0.4%


         14.      Type of Reporting Person:           IN

CUSIP No. 091250100

         1.       Name of Reporting Person:  John D. Correnti

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  Not Applicable


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization: United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:        0


         8.       Shared Voting Power:      0


         9.       Sole Dispositive Power:   0


         10.      Shared Dispositive Power: 0


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     100,000     Note: Based on an Agreement in
                  Principle between The United Company and Correnti, The United Company has agreed to grant Correnti an option on 100,000 Shares owned by The United Company.


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):  0.3%


         14.      Type of Reporting Person:          IN

CUSIP No. 091250100

         1.       Name of Reporting Person:  Paul Ekberg

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [X]

                  (b)      [ ]

         3.       SEC Use Only


         4.       Source of Funds:  PF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:  United States


Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:        2,151


         8.       Shared Voting Power:      9,000


         9.       Sole Dispositive Power:   2,151


         10.      Shared Dispositive Power: 9,000


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:     11,151


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [    ]


         13.      Percent of Class Represented by Amount in Row (11):
                  less than .01%


         14.      Type of Reporting Person: IN

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of Common Stock, par value $.01 per share (the "Shares"), of Birmingham Steel Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1000 Urban Center Parkway, Suite 300, Birmingham, Alabama 35242.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) and (f).  The persons filing this statement are as follows:


                                                                   Principal Business/Residence
                      Name                                                  Address
                      ----                                                  -------
1.       The United Company,                                          1005 Glenway Avenue
         a Virginia corporation                                       Bristol, Virginia 24203

2.       United Management Company, LLC,                              1005 Glenway Avenue
         a Delaware limited liability company                         Bristol, Virginia 24203

3.       United Opportunities Fund, LLC,                              1005 Glenway Avenue
         a Delaware limited liability company                         Bristol, Virginia 24203

4.       The Summit Fund, LLC,                                        1005 Glenway Avenue
         a Delaware limited liability company                         Bristol, Virginia 24203

5.       UC Investment Trust,                                         1005 Glenway Avenue
         an Ohio business trust                                       Bristol, Virginia 24203

6.       Nicholas D. Street,                                          1005 Glenway Avenue
         a citizen of the United States                               Bristol, Virginia 24203

7.       James W. McGlothlin,                                         1005 Glenway Avenue
         a citizen of the United States                               Bristol, Virginia 24203

8.       Lois A. Clarke,                                              1005 Glenway Avenue
         a citizen of the United States                               Bristol, Virginia 24203

9.       James A. Todd, Jr.,                                          2005 Garden Place
         a citizen of the United States                               Birmingham, Alabama 35223

10.      Mark A. Todd,                                                1445 Ross Avenue, Suite 3200
         a citizen of the United States                               Dallas, Texas 75202

11.      John D. Correnti,                                            6833 Aronomink Drive
         a citizen of the United States                               Charlotte, North Carolina 28210

12.      Paul Ekberg,                                                 3349 Hermitage Road
         a citizen of the United States                               Birmingham, Alabama 35223

         The above-named persons are sometimes collectively referred to herein as the "Reporting Persons". The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities and Exchange Act of 1934, as amended (the "Act").

United Group
------------

         Nicholas D. Street ("Street") and James W. McGlothlin ("McGlothlin") directly or indirectly control the following entities (collectively, the "United Group"):

         1.       The United Company

                  Street and McGlothlin wholly own The United Company ("United Company") with each of them owning fifty percent (50%) of the outstanding common stock of United Company.

                  United Company is primarily engaged in the business of financial services and also invests in or has operations in oil and gas, real estate and golf development, cogeneration, and industrial, mine, and construction supply and distribution. Street is vice president, secretary, and a director of United Company. McGlothlin is president, chief executive officer, treasurer, and chairman of the board of directors of United Company. Lois A. Clarke ("Clarke") is executive vice president and chief financial officer of United Company. Wayne L. Bell ("Bell) is executive vice president and general counsel and Ted G. Wood ("Wood") is president of operations.

         2.       United Management Company, LLC

                  Street and McGlothlin are the controlling owners of United Management Company, LLC ("Management Company") with each of them owning a forty-seven and one-half percent (47.5%) ownership interest in Management Company. Management Company's principal business is investing in securities and managing investments for third parties. Management Company is managed by a Board of Managers consisting of Street, McGlothlin, Clarke, Bell, and Wood. Executive officers of Management Company are as follows: (a) Clarke - president, (b) Street - secretary and treasurer, (c) Jimmy D. Viers ("Viers") - executive vice president, (d) Ronald E. Oliver ("Oliver") - executive vice president and assistant treasurer, and (e) Steven Layfield ("Layfield") - vice president and secretary.

         Bell, Wood, Viers, Oliver, and Layfield are citizens of the United States principally employed by Management Company and/or United Company in the above stated capacities at the principal office addresses shown in Item 2 for such entities. Bell, Wood, Viers, Oliver, and Layfield are not individual Reporting Persons nor members of the Group (as defined in Item 4).

         3.       United Opportunities Fund, LLC and The Summit Fund, LLC

                  Street and McGlothlin indirectly control the United Opportunities Fund, LLC ("UO Fund") and The Summit Fund, LLC ("Summit Fund") by virtue of their direct control of United Company, the principal owner of the UO Fund and Summit Fund, and by their direct control of Management Company, the managing member of both UO Fund and Summit Fund. UO Fund and Summit Fund are privately held investment funds. United Company owns approximately seventy-six percent (76%) of UO Fund and ninety-nine percent (99%) of Summit Fund. Management Company owns one percent (1%) of both UO Fund and Summit Fund in its managing member capacity.

         4.       UC Investment Trust

                  UC Investment Trust ("UCI Trust") operates the UC Investment Fund, a publicly traded mutual fund ("UCI Fund"). Street and McGlothlin indirectly control the investment decisions of UCI Fund and consequently, UCI Trust, by virtue of their direct ownership control of Management Company, the investment manager of UCI Fund. McGlothlin and Clarke serve on the Board of Trustees of the UCI Trust. Other members of the Board of Trustees of the UCI Trust, their residence or business address and their occupations are set forth on Exhibit A hereto, which is incorporated herein by reference. McGlothlin and Clarke also serve as Chairman and President of the UCI Trust, respectively.


Individual Reporting Persons
----------------------------

          McGlothlin, Street, and Clarke are principally employed by United Company and its affiliates in the capacities listed above.

         James A. Todd, Jr., ("JA Todd") is not presently employed. JA Todd was the chief executive officer and chairman of the board of directors of the Issuer from 1991 until January 1996. He served as an employee and director of the Issuer from January 1996 until August 1996 and as a consultant to the chairman of the board from August 1996 until retiring in December of 1996. JA Todd is currently receiving retirement benefits from the Issuer. JA Todd received approximately $236,440 in retirement benefits in 1998 and for the current calendar year has received approximately $122,599 through July 18, 1999.

         Mark A. Todd ("MA Todd") is principally employed as a shareholder in the law firm of Jenkens & Gilchrist, P.C.

         John D. Correnti ("Correnti") is self employed as a consultant. Correnti served in various capacities at Nucor Corporation from 1980 until June 1999, including most recently as president and chief executive officer.

         Ekberg is not presently employed. Ekberg served in various capacities at the Issuer from July 1991 to July 1996, including the positions of president, chief operating officer, vice chairman of the board of directors, and director.

         (d) and (e). Neither the Reporting Persons nor any executive officer, director, or manager of the Reporting Persons has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Shares beneficially owned by the Reporting Persons were purchased for an aggregate price of $14,601,504.

         UO Fund and Summit Fund used approximately $11,075,173 and $2,201,085, respectively, of funds available for investment to purchase their Shares. UCI Trust used approximately $523,162 of funds available for investment in order to purchase Shares held by the UCI Fund. Management Company used approximately $257,398 of funds available for investment in discretionary investment accounts of its clients in order to purchase Shares for such clients. Street, Clarke, JA Todd, and Ekberg used approximately $70,403, $46,895, $295,632, and $60,000, respectively, of personal funds to purchase the Shares they own directly. MA Todd received 11,066 of the Shares he owns directly by gift from a trust established by JA Todd and his wife, Mary Margaret Todd. MA Todd used approximately $11,776 of personal funds to purchase the remaining 1,463 Shares he owns directly.


ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of this filing is to report that on July 19, 1999 the Reporting Persons acquired more than five percent beneficial ownership in the Shares of the Issuer. The Reporting Persons constitute a group (the "Group") who intend to vote their Shares and solicit proxies in support of a slate of directors, nominated by the Group, for election at the 1999 annual stockholders meeting of the Issuer in opposition to management's nominees.

         Pursuant to an Agreement in Principle dated July 16, 1999, (the "Agreement in Principle"), Correnti has been slated as one of the Group's director nominees in addition to McGlothlin and JA Todd. McGlothlin, JA Todd, and Correnti will serve as a nominating committee to select the Group's remaining nominees for director. Correnti has also been slated by the Group to be chairman of the board and chief executive officer. Other members of the Group may serve as officers and/or consultants to the Issuer and report to Correnti. The Group intends to request a list of shareholders from Issuer pursuant to applicable state and federal laws in order to communicate with other shareholders of the Issuer via a proxy solicitation.

         JA Todd retired in August 1996 under the provisions of the Issuer's Management Security Plan providing for annual retirement payments for twenty years and a split dollar life insurance policy. Subsequent to JA Todd's retirement, the Issuer amended and restated the Management Security Plan to constitute the Issuer's Executive Retirement and Compensation Deferral Plan (as amended and restated, the "Security Plan"). The Security Plan provides that upon a change of control in Issuer (including, under certain circumstances, a majority change in the board of directors), all vested benefits payable under the Security Plan will be accelerated and distributed to participants in the Security Plan.

         The Group also anticipates purchasing additional Shares in the open market or in private transactions. However, the Group intends not to purchase more than ten percent (10%) of the total outstanding Shares in order to avoid activating the poison pill take-over defense provision of the Issuer's by-laws. The Group also plans to remove the poison pill provision from the Issuer's by-laws.

         Except as specified in this Item 4, the Group has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b). As of the close of business on July 28, 1999, the Reporting Persons beneficially owned in the aggregate 2,303,303 Shares, constituting approximately 7.8% of the total outstanding Shares of the Issuer (based upon the number of Shares reported to be outstanding in the Issuer's Form 10Q for the fiscal quarter ended March 31, 1999).

         In aggregate, Street may be deemed the beneficial owner of 1,963,200 Shares, constituting approximately 6.6% of the total outstanding Shares.

         In aggregate, McGlothlin may be deemed the beneficial owner of 1,974,200 Shares, constituting approximately 6.7% of the total outstanding Shares.

         The basis upon which beneficial ownership for Street and McGlothlin is calculated is set forth as follows:

         (1) Street and McGlothlin, by reason of their control of the United Group, share with each other voting and disposition powers of the Shares owned by the following members of the United Group and may be deemed beneficial owners of such Shares:

                                                                     % of Total
                Entity               Number of Shares            Shares Outstanding
                ------               ----------------            ------------------
                UO Fund                  1,629,300                       5.5%
              Summit Fund                 190,100                        0.6%
               UCI Trust                  90,800                         0.3%

         Because of their record ownership, each of the United Group members listed in the above table may be deemed to share beneficial ownership of the Shares with Street and McGlothlin.

         (2) Management Company is the beneficial owner of 39,000 Shares which are held in certain individual discretionary investment accounts managed by Management Company. Management Company has sole voting and disposition power over the Shares held in these discretionary investment accounts. By virtue of their control of Management Company, Street and McGlothlin share with each other voting and disposition powers over these 39,000 Shares and may be deemed beneficial owners of such Shares, which constitute 0.1% of the total Shares outstanding.

         (3) Street is the direct beneficial owner of 10,000 Shares. Street has sole voting and disposition power for these 10,000 Shares. Street may be deemed to beneficially own 2,000 Shares owned directly by his wife, Fay H. Street ("FH Street"), and 2,000 Shares owned directly by his minor daughter, Lauren Street ("L. Street"). Such Shares together constitute less than one tenth of one percent of the outstanding Shares. FH Street and L. Street are citizens of the United States and are not presently employed. The residence address for both FH Street and L. Street is 101 Lick Branch Road, Bristol, Tennessee 37620. FH Street and L. Street are not members of the Group. McGlothlin may be deemed the beneficial owner of 25,000 Shares owned directly by his wife, Frances McGlothlin ("F. McGlothlin"), which constitute less than one tenth of one percent of the total Shares outstanding. F. McGlothlin is a citizen of the United States and employed as an executive assistant with United Company at its principal office address. F. McGlothlin is not a member of the Group.

         Clarke is either the direct or indirect beneficial owner of 3,600 Shares, which constitute less than one tenth of one percent of the outstanding Shares. Clarke has the sole power to vote and dispose of these Shares.

         JA Todd may be deemed the beneficial owner of 193,603 Shares, which constitute 0.7% of the outstanding Shares. JA Todd directly owns 119,054 Shares and has sole voting and disposition power over these Shares. JA Todd may be deemed to beneficially own and share voting and disposition power as to 74,549 Shares owned directly by his wife, Mary Margaret Todd ("MM Todd"). MM Todd is a citizen of the United States and is not presently employed. MM Todd's address is 2005 Garden Place, Birmingham, Alabama 35223. MM Todd is not a member of the Group.

         MA Todd is the beneficial owner of 106,749 Shares, which constitutes 0.4% of the outstanding Shares. MA Todd has sole voting and disposition power as to 12,529 Shares. As a trustee of certain trusts benefitting the Todd family (the "Todd Trusts"), MA Todd shares voting and disposition power as to 93,475 Shares with Jennifer Todd Reed ("Reed"), the joint trustee of the Todd Trusts. Reed is a United States citizen and not presently employed. Her residence address is 3509 Canterbury Road, Birmingham, Alabama 35223. Reed beneficially owns other Shares, but is not a member of the Group. MA Todd's beneficial ownership also includes 745 Shares owned by his three minor children, Courtney
C. Todd, Hunter B. Todd, and Hayley A. Todd.

         Correnti may be deemed the beneficial owner of 100,000 Shares. Under the Agreement in Principle, United Company has agreed to grant Correnti an option to purchase from United Company 100,000 of the Shares owned by United Company at an exercise price of $4.88.

         Ekberg may be deemed the beneficial owner of 11,151 Shares, which constitutes less than one tenth of one percent of the total Shares outstanding. Ekberg directly owns 2,151 Shares and has sole voting and disposition power over these Shares. Ekberg may be deemed to beneficially own and share voting and disposition power as to 9,000 Shares owned directly by his wife, Nancy Ekberg ("N. Ekberg"). N. Ekberg is a citizen of the United States and is not presently employed. N. Ekberg's address is 3349 Hermitage Road, Birmingham, Alabama 35233.
N. Ekberg is not a member of the Group.

         (c) The following table sets forth all transactions with respect to the Issuer's Shares effected during the past sixty days by each of the Reporting Persons. Each transaction set forth below reflects a purchase or sale effected by means of open market transactions on the New York Stock Exchange.


REPORTING                 TRADE DATE   TYPE OF        # OF SHARES      PRICE PER
 PERSON                                TRANSACTION                       SHARE ($)

UO Fund                   06/07/99     Purchase         10,000           5.454
UO Fund                   06/08/99     Purchase         48,500           5.748

UO Fund                   06/08/99     Purchase         10,000           5.695
Management Company (1)    06/09/99     Purchase          4,000           5.885
Management Company (1)    06/09/99     Purchase          3,500           5.863
Management Company (1)    06/10/99     Purchase          5,000           5.785
Management Company (1)    06/10/99     Purchase          5,000           5.785
UO Fund                   06/10/99     Purchase         93,900           5.705
Management Company (1)    06/11/99     Purchase          5,000           5.571
UCI Trust                 06/14/99     Purchase         55,000           5.818
UCI Trust                 06/16/99     Purchase         35,800           5.523
UO Fund                   07/19/99     Purchase          5,000           6.008
UO Fund                   07/19/99     Purchase         25,000           6.050
UO Fund                   07/19/99     Purchase         15,000           6.060
UO Fund                   07/19/99     Purchase         17,000           5.935
UO Fund                   07/19/99     Purchase         35,000           5.942
McGlothlin                07/19/99     Purchase         25,000 (2)       5.878
UO Fund                   07/20/99     Purchase         15,000           5.966
UO Fund                   07/20/99     Purchase         26,000           5.975
UO Fund                   07/20/99     Sale              1,000           5.875
UO Fund                   07/21/99     Purchase         66,500           6.318
UO Fund                   07/21/99     Purchase          5,000           6.353
UO Fund                   07/21/99     Purchase         10,000           6.353
UO Fund                   07/21/99     Purchase          5,000           5.978
UO Fund                   07/21/99     Purchase          5,000           6.040
UO Fund                   07/21/99     Purchase          5,000           6.290
Ekberg                    07/21/99     Purchase         10,000 (3)       6.187
UO Fund                   07/22/99     Purchase         83,600           6.725
UO Fund                   07/22/99     Purchase         14,000           6.540
UO Fund                   07/22/99     Purchase          5,000           6.728

UO Fund                   07/23/99     Purchase         95,000           6.731
UO Fund                   07/26/99     Purchase         99,000           6.773
Management Company (1)    07/26/99     Purchase          2,000           6.262
UO Fund                   07/27/99     Purchase        167,500           6.962
UO Fund                   07/28/99     Purchase        117,800           7.074
Management Company(1)     07/28/99     Purchase          6,000           6.989

(1) Represents Shares purchased by Management Company on behalf of discretionary account clients.

(2) Represents 25,000 Shares purchased by McGlothlin's wife, Frances McGlothlin. McGlothlin may be deemed to beneficially own the 25,000 purchased by his wife.

(3) Includes 9,000 Shares purchased by Ekberg's wife, Nancy Ekberg. Ekberg may be deemed to beneficially own the 9,000 Shares purchased by his wife.


         (d) Management Company does not have any economic or pecuniary interest in the Shares held in discretionary accounts on behalf of its clients. The clients are the actual owners of the Shares and have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of Shares in such accounts. UCI Trust and Management Company have no economic or pecuniary interest in the Shares held by the UCI Fund. The mutual fund shareholders are the actual owners of the Shares and have the sole right to receive and sole power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As discussed in Item 5, United Company, pursuant to the Agreement in Principle, has agreed to grant Correnti an option to purchase from United Company 100,000 Shares owned by United Company at an exercise price of $4.88.

         The powers of disposition and voting of Management Company with respect to Shares owned beneficially by it on behalf of its discretionary account clients are held pursuant to written Investment Management Agreements (the "Discretionary Account Agreements") with such clients. Under the terms of the Discretionary Account Agreements, Management Company is granted the sole power to vote and actively trade securities held in the discretionary investment accounts. The disposition power of Management Company, with respect to Shares owned beneficially by it through its management of the UCI Fund, is held pursuant to a written Advisory Agreement (the "UCI Advisory Agreement") between Management Company and UCI Trust.

Under the terms of the UCI Advisory Agreement, Management Company has the sole power to trade securities held by the UCI Fund. The UCI Advisory Agreement was originally executed by United Investment Corporation ("UI Corporation"). UI Corporation was reorganized into Management Company in 1998 and Management Company succeeded to the rights and obligations of UI Corporation under the UCI Advisory Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit A:      Board of Trustees of UCI Trust

    Exhibit B:      Agreement in Principle

    Exhibit C:      Management Company's Standard Investment Management
                    Agreement with Discretionary Investment Account Clients

    Exhibit D:      Advisory Agreement between Management Company and UCI Trust

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 29, 1999

                               THE UNITED COMPANY

                               By: /s/  James W. McGlothlin
                                   --------------------------------------------
                                        James W. McGlothlin
                                        President

                               UNITED MANAGEMENT COMPANY, LLC

                               By: /s/  Lois A. Clarke
                                   --------------------------------------------
                                        Lois A. Clarke
                                        President and Managing Director

                               UNITED OPPORTUNITIES FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            -----------------------------------
                                                 Lois A. Clarke
                                                 President and Managing

                               THE SUMMIT FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            -----------------------------------
                                                 Lois A. Clarke
                                                 President and Managing
                                                 Director

                               UC INVESTMENT TRUST

                               By: /s/  Lois A. Clarke
                                   --------------------------------------------
                                        Lois A. Clarke
                                        President

                                   /s/ Nicholas D. Street
                                   --------------------------------------------
                                   Nicholas D. Street


                                   /s/ James W. McGlothlin
                                   --------------------------------------------
                                   James W. McGlothlin


                                   /s/ Lois A. Clarke
                                   --------------------------------------------
                                   Lois A. Clarke


                                   /s/ James A. Todd, Jr.
                                   --------------------------------------------
                                   James A. Todd, Jr.


                                   /s/ Mark A. Todd
                                   --------------------------------------------
                                   Mark A. Todd


                                   /s/ John D. Correnti
                                   --------------------------------------------
                                   John D. Correnti


                                   /s/ Paul Ekberg
                                   --------------------------------------------
                                   Paul Ekberg